Filed by Leo Holdings III Corp (Commission File No. 001-40125)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Local Bounti Corporation

Form S-4 File No.: 333-257997

For Immediate Release

Local Bounti, Disruptive AgTech Company Redefining the Future of Farming, Becomes One of the First U.S. Based CEA Companies to Participate in United Nations Global Compact Initiative

Demonstrates company’s commitment to sustainability, with a mission-based business model and strategy that supports multiple UN goals and principles for a responsible business

Hamilton, MT – September 27, 2021 – Breakthrough U.S. indoor agriculture company Local Bounti Corporation (“Local Bounti”) is pleased to announce that it has joined the United Nations Global Compact — the world’s largest corporate sustainability initiative, with a voluntary leadership platform for the development, implementation and disclosure of responsible business practices. With this announcement, Local Bounti has become one of the first U.S. based Controlled Environment Agriculture (CEA) companies to participate in the initiative, joining thousands of other companies globally that are committed to taking action to build a better world.

The UN Global Compact is a call to companies worldwide to align their operations and strategies with 10 universally-accepted principles in the areas of human rights, labor, environment and anti-corruption, and to take action in support of UN goals and issues embodied in the UN Sustainable Development Goals (SDGs). Launched in 2000, the initiative includes more than 9,500 companies and 3,000 non-business signatories based in over 160 countries and spanning more than 70 local networks. Notably, just 799 participants are based in the U.S., with only 21 of those in the food production sector along with Local Bounti.

A CEA leader, Local Bounti is focused on dramatically increasing produce shelf life, reducing waste and emissions, and addressing the availability of high-quality produce in local communities. The company’s sustainably-grown produce is cultivated locally, reducing food miles – the largest contributor to greenhouse gas emissions in the current produce supply chain – and creating year-around employment opportunities for local agriculture workers.

“In line with our commitment to the UN Global Compact principles, Local Bounti is proud to be one of the first U.S. based CEA participants to Turn a New Leaf™ in this critical mission to better the world and continue to bring ESG leadership to the quickly growing AgTech industry,” said Craig Hurlbert, co-CEO of Local Bounti. “Every aspect of our company is focused on sustainability, corporate responsibility and optimizing the health of families, communities and the planet, and we are proud to put the UN’s platform into practice each day while serving as a role model for other food production companies.”

Local Bounti’s profile and sustainability practices can be found on the UN Global Compact website at https://www.unglobalcompact.org/what-is-gc/participants/147863-Local-Bounti.

Local Bounti estimates that the total U.S. market for herbs and vegetables is anticipated to reach $30 billion by 2025, with less than one percent of leafy greens being grown indoors today. To learn more about Local Bounti’s unique growing process, diversified product offerings and experienced leadership team, please visit localbounti.com.

In June 2021, Local Bounti and Leo Holdings III Corp. (NYSE: LIII)(“Leo”) announced that they entered into a definitive business combination agreement. Upon the closing of the proposed business combination (the “Business Combination”) between Leo and Local Bounti, which remains subject to customary closing conditions, Local Bounti will become publicly traded on the New York Stock Exchange under the new ticker symbol, “LOCL”.

About Local Bounti

Local Bounti is a premier Controlled Environment Agriculture (CEA) company redefining conversion efficiency and environmental, social and governance (ESG) standards for indoor agriculture. Local Bounti operates an advanced indoor growing facility in Hamilton, Montana, within a few hours’ drive of its retail and food service partners. Reaching retail shelves in record time post-harvest, Local Bounti produce is superior in taste and quality compared to traditional field-grown greens. Local Bounti’s USDA Harmonized Good Agricultural Practices (GAP Plus+) and non-genetically modified organisms (GMO) produce is sustainably grown using proprietary technology 365 days a year, free of pesticides and herbicides, and using 90 percent less land and water than conventional outdoor farming methods. With a mission to ‘bring our farm to your kitchen in the fewest food miles possible,’ Local Bounti is disrupting the cultivation and delivery of produce. Local Bounti is also committed to making meaningful connections and giving back to each of the communities it serves. To find out more, visit localbounti.com or follow the company on LinkedIn for the latest news and developments.

Additional Information

In connection with the Business Combination, Leo filed with the U.S. Securities and Exchange Commission (“SEC”), on July 19, 2021, a Registration Statement on Form S-4 (as amended or supplemented through the date hereof, the “Registration Statement”), containing a preliminary prospectus and preliminary proxy statement. After the Registration Statement is declared effective, Leo will mail a definitive joint proxy statement/prospectus and other relevant documents to its shareholders and public warrant holders. This communication is not a substitute for the Registration Statement, the definitive joint proxy statement/prospectus or any other document that Leo will send to its shareholders in connection with the Business Combination and public warrant holders in connection with the proposed amendment to the warrant agreement that governs all of Leo’s outstanding warrants (the “Warrant Amendment”). Investors and security holders of Leo are advised to read the preliminary joint proxy statement/prospectus in connection with Leo’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) and special meeting of public warrant holders to be held to approve the proposed Warrant Amendment and, when available, any amendments thereto and the definitive joint proxy statement/prospectus, because the joint proxy statement/prospectus contains important information about the Business Combination and the parties to the Business Combination and the proposed Warrant Amendment. The definitive joint proxy statement/prospectus will be mailed to shareholders and public warrant holders of Leo as of a record date to be established for voting at each of the extraordinary general meeting of shareholders and special meeting of public warrant holders.

Shareholders and public warrant holders will also be able to obtain copies of the preliminary joint proxy statement/prospectus, the definitive joint proxy statement/prospectus and other documents filed with the SEC without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom.

Participants in the Solicitation

Leo and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Leo’s shareholders in connection with the Business Combination and public warrant holders in connection with the proposed Warrant Amendment. Investors and security holders may obtain more detailed information regarding the names of Leo’s directors and executive officers and a description of their interests in Leo in Leo’s filings with the SEC, including the preliminary joint proxy statement/prospectus of Leo for the Business Combination. Shareholders and public warrant holders will also be able to obtain copies of the preliminary joint proxy statement/prospectus, the definitive joint proxy statement/prospectus and other documents filed with the SEC without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom.

Local Bounti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Leo in connection with the Business Combination and the public warrant holders of Leo in connection with the proposed Warrant Amendment. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the definitive joint proxy statement/prospectus for the Business Combination when available.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Leo’s and Local Bounti’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Leo’s and Local Bounti’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Leo’s and Local Bounti’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger, dated as of June 17, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Leo, Longleaf Merger Sub, Inc., Longleaf Merger Sub II, LLC and Local Bounti, (2) the outcome of any legal proceedings that may be instituted against Leo and Local Bounti following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Leo or other conditions to closing in the Merger Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (5) the amount of redemption requests made by Leo’s shareholders; (6) the inability to obtain or maintain the listing of the post-business combination company’s common stock on the New York Stock Exchange following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Local Bounti or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the proxy statement relating to the proposed Business Combination, including those under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Leo’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021, and which are set forth in the Registration Statement filed by Leo and in Leo’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Leo cautions that the foregoing list of factors is not exclusive. Leo cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date they are made. Leo does not undertake or accept any obligation or undertaking to update or revise any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

Contact:

Kathleen Valiasek, Chief Financial Officer

Local Bounti

investors@localbounti.com